U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and address of Reporting Person

Marianne V. Pastor
129 Oakwood Drive
Stafford, VA  22554

2. Date of Event Requiring Statement (Month/Date/Year)

9/30/99

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

5.  Relationship of Reporting Person to Issuer

    Director
X   Officer - Title - Vice President
    10% Owner
    Other

**********************

Table 1- Non-Derivative Securities Beneficially Owned

1. Title of      2. Amount of   3. Ownership Form   4. Nature of
   Security         Securities     Direct (D) or       Indirect Bene-
                                   Indirect (I)        ficial Ownership

a. Common Stock      22,400              D
b. Common Stock       5,100              I             Husband
c. Common Stock       3,000              I             Held in trust
                                                         for a minor


Table II
Derivative Securities Beneficially Owned

1. Title of Derivative Security

Option to Buy

2. Date Exercisable and Expiration Date (Month/Day/Year)

1/22/99
1/21/04

3.  Title and Amount of Securities Underlying Derivative Security

a. Common Stock - 2,500 Shares
b. Common Stock - 1,000 Shares

4.  Conversion or Exercise Price of Derivative Security

a. $3.875
b. $3.875

5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)

a. D
b. I

6.  Nature of Indirect Beneficial Ownership

Indirect stock options owned by husband

Signature

/s/ Marianne V. Pastor
    Marianne V. Pastor